UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

For the month of September 2021

Commission File Number: 001-13742

ICL GROUP LTD.
(Exact name of registrant as specified in its charter)

ICL Group Ltd.
Millennium Tower
23 Aranha Street
P.O. Box 20245
Tel Aviv, 61202 Israel
(972-3) 684-4400
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐           No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐           No ☒

ICL GROUP LTD.

1.	Settlement Agreement with the Israeli Tax Authority

Item 1

Settlement Agreement with the Israeli Tax Authority

Note 15 of the Company's financial statements for the year ended December 31, 2020, provides disclosure regarding the Company's appeal to the Israeli court with respect to tax assessments for the years 2012-2014 that were issued to the Company and certain Israeli subsidiaries thereof (the "Tax Assessments").

The Company hereby reports, that today the Israeli Court gave force of a judgement to the settlement agreement that was reached on August 24, 2021, between the Company and the Israeli Tax Authority ("ITA"), for full, final and complete waiver of all claims and demands of the ITA against the Company in connection with the Tax Assessments.

The final tax assessment, pursuant to the aforementioned judgment and settlement agreement, is in accordance with the Company's management assessment, and therefore there will be no material effect on the Company's financial statements.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ICL Group Ltd.

By:	/s/ Kobi Altman
	Name:	Kobi Altman
	Title:	Chief Financial Officer

ICL Group Ltd.

By:	/s/ Aya Landman
	Name:	Aya Landman
	Title:	VP, Company Secretary & Global Compliance

Date: September 14, 2021